"Exemption No. 82-3998"

Notice to The Oslo Stock Exchange

ORKLA

04045403

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
E-mail: info@orkla.no
www.orkla.com

SUPPL

Ref.:
Ellen Ronæss, Shareholder Service, Tel.: +47 2254 4430

Date: 29 September 2004

ORK - Trade subject to notification - Røer

Internal audit manager Fridthjof Røer, Orkla ASA, and close relatives, have on 29 September 2004 sold 1,980 shares in Orkla at NOK 184.50. New total shareholding is 100 shares.

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Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Ellen W. Ronæss, Shareholder Services, Tel.: +47 2254 4430

Date: 30 September 2004

ORK – Trade subject to notification – exercised options

On 29 September 2004, in connection with Orkla's option programme, 17,666 options were exercised in Orkla shares, 11,666 at a strikeprice of NOK 135 and 6,000 at a strikeprice of NOK 132.

A total of 1,804,474 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining part of the cash bonus programme.

Orkla currently holds 6,806,641 shares.